ROSETTA GENOMICS LTD.
10 Plaut St., Rabin Science Park
Rehovot, 76706
Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held On October 21, 2010

Notice is hereby given that an Annual General Meeting (the “Annual Meeting”) of the Shareholders of Rosetta Genomics Ltd. (the “Company”), an Israeli Company, will be held at the offices of the Company at 10 Plaut St. Rehovot, Israel on October 21, 2010 at 11 a.m. (Israel time) for the following purposes:

1.	To approve an increase to the Company’s authorized (registered) share capital by NIS 300,000 divided into 30,000,000 ordinary shares, par (nominal) value NIS 0.01 each, so that following such increase, the authorized share capital of the Company shall be NIS 575,784 divided into 57,578,371, ordinary shares, and to amend the Company’s articles of association accordingly.
2.	To re-elect Dr. Isaac Bentwich and Prof. Moshe Many to serve as Class III directors of the Company until the 2013 Annual General Meeting in accordance with the Company’s articles of association.
3.	To amend the Company’s articles of association by removing the requirement that notice of general meetings of the shareholders of the Company be published in two daily newspapers in Israel.
4.	To re-appoint the Company’s auditors for the fiscal year ending December 31, 2010, and until the next annual general meeting, and to authorize the Board of Directors to determine the remuneration of the auditors in accordance with the volume and nature of their services, provided such remuneration is also approved by the Audit Committee of the Board of Directors.
5.	To report on the business of the Company for the year ended December 31, 2009 (including a review of the 2009 financial statements) and to transact such other business as may properly come before the Annual Meeting.

Shareholders of record at the close of business on September 16, 2010, are entitled to notice of, and to vote at, the Annual Meeting. All shareholders are cordially invited to attend the Annual Meeting in person. Subject to the terms of applicable law, two or more shareholders present, personally or by proxy, who hold or represent together at least 25% of the voting rights of our issued share capital will constitute a quorum for the Annual Meeting. If within half an hour from the time scheduled for the Annual Meeting a quorum is not present, the Annual Meeting shall stand adjourned for one week, until October 28, 2010 at the same time and place. If a quorum is not present at the adjourned date of the Annual Meeting, subject to the terms of applicable law, any two shareholders present in person or by proxy at such meeting shall constitute a quorum.

Shareholders who do not expect to attend the Annual Meeting in person are requested to mark, date and sign the enclosed proxy and return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. In order to be counted, a duly executed proxy must be delivered to the Company’s registered office at 10 Plaut St., Rabin Science Park, Rehovot, 76706, Israel not less than two (2) hours before the time fixed for the Annual Meeting or to the office of the Company’s transfer agent, American Stock Transfer & Trust Company located at 6201 15th Ave, Brooklyn, NY 11219, not later than 11:59 p.m. New York time on October 20, 2010, the last business day immediately preceding the date of the Annual Meeting, unless such requirement is waived by the chairman of the Annual Meeting. Shareholders who attend the Annual Meeting may revoke their proxies and vote their shares in person.

By order of the Board of Directors,

/s/ Yoav Z. Chelouche

Yoav Z. Chelouche
Chairman of the Board
September 16, 2010

PROXY STATEMENT

ROSETTA GENOMICS LTD.
10 Plaut St., Rabin Science Park
Rehovot, 76706
Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held On October 21, 2010

The enclosed proxy is being solicited by the board of directors (the “Board of Directors”) of Rosetta Genomics Ltd. (the “Company”) for use at our Annual General Meeting of Shareholders (the “Annual Meeting”) to be held on October 21, 2010, or at any postponement or adjournment thereof. The record date for determining shareholders entitled to notice of, and to vote at, the Annual Meeting has been established as of the close of business on September 16, 2010.

As of September 14, 2010, we had outstanding 16,895,938 of our Ordinary Shares, nominal value New Israeli Shekels (“NIS”) 0.01 (the “Ordinary Shares”).

We expect to solicit proxies by mail and to mail this proxy statement to shareholders on or about September 23, 2010. We will bear the cost of the preparation and mailing of these proxy materials and the solicitation of proxies. We will, upon request, reimburse banks, brokerage houses, other institutions, nominees, and fiduciaries for their reasonable expenses in forwarding solicitation materials to beneficial owners. These proxy materials shall also be filed on a Form 6-K and will be available on the Company’s website www.rosettagenomics.com on or around September 16, 2010. In order to be counted, a duly executed proxy must be delivered to the Company’s registered office at 10 Plaut St., Rabin Science Park, Rehovot, 76706, Israel not less than two (2) hours before the time fixed for the Annual Meeting or to the office of the Company’s transfer agent, American Stock Transfer & Trust Company located at 6201 15th Ave, Brooklyn, NY 11219, not later than 11:59 p.m. New York time on October 20, 2010, the last business day immediately preceding the date of the Annual Meeting, unless such requirement is waived by the chairman of the Annual Meeting.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the Ordinary Shares covered thereby in accordance with the instructions of the shareholder executing the proxy. With respect to each proposal set forth in the accompanying Notice of Annual Meeting of Shareholders (the “Notice of Meeting”), a shareholder may vote in favor of or against the proposal or may abstain from voting on the proposal. Shareholders should specify their choice on the accompanying proxy. If no specific instruction is given with respect to the matter to be acted upon, the shares represented by a signed proxy will be voted FOR each proposal set forth in the Notice of Meeting. We are not aware of any other matters to be presented at the Annual Meeting.

Any shareholder returning the accompanying proxy may revoke such proxy at any time prior to its exercise by: (i) giving written notice to us of such revocation; (ii) voting in person at the Annual Meeting or requesting the return of the proxy at the Annual Meeting; or (iii) executing and delivering to us a later-dated proxy.

Each Ordinary Share is entitled to one vote on each matter to be voted on at the Annual Meeting. Subject to the terms of applicable law, two or more shareholders present, personally or by proxy, who hold or represent together at least 25% of the voting rights of our issued share capital will constitute a quorum for the Annual Meeting. If within half an hour from the time scheduled for the Annual Meeting a quorum is not present, the Annual Meeting shall stand adjourned for one week, until October 28, 2010 at the same time and place, without it being necessary to notify the shareholders. If a quorum is not present at the adjourned date of the Annual Meeting, subject to the terms of applicable law, any two shareholders present in person or by proxy at such meeting shall constitute a quorum. Shares subject to broker non-votes and absentions are counted for purposes of determining whether a quorum is present but will have no effect on whether the requisite vote is obtained for all matters placed before shareholders for their vote, as with regard to any applicable matter broker non-votes and abstentions are not counted as being present or as having been voted.

All proposals to be presented at the Annual Meeting require the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to the proposal. The Company is not currently aware of any controlling shareholders as such term is defined for purposes of Israeli company law.

BENEFICIAL OWNERSHIP OF SECURITIES BY PRINCIPAL SHAREHOLDERS
AND MANAGEMENT

The following table sets forth, as of August 15, 2010, the number of Ordinary Shares beneficially owned by each person or entity known by us to be the beneficial owner of more than 5% of our outstanding Ordinary Shares as well as our directors and officers as a group. The information in this table is based on 16,895,938 Ordinary Shares outstanding as of August 15, 2010. Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Ordinary Shares that are subject to convertible securities, warrants or options that are presently convertible or exercisable or convertible or exercisable within 60 days of August 15, 2010 are deemed to be outstanding and beneficially owned by the person holding the convertible securities, warrants or options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage of any other person. None of the persons or entities that we know beneficially owns more than 5% of our outstanding Ordinary Shares, has different voting rights. Except as indicated in the footnotes to this table, each shareholder in the table has sole voting and investment power for the shares shown as beneficially owned by them.

Name of Beneficial Owner(1)	Number of Shares Beneficially Owned	Percentage of Outstanding Ordinary Shares
Prometheus Laboratories Inc(2)	2,000,000	11.8%
Isaac Bentwich, M.D.(3)	1,558,569	9.2%
Far West Capital Management, L.P.(4)	1,637,130	9.7%
All directors and officers as a group (16 persons)(5)	2,720,420	15.3%

(1)	Unless otherwise noted, the address for each of the individuals noted above is c/o Rosetta Genomics Ltd., 10 Plaut Street, Science Park, Rehovot 76706 Israel.
(2)	Based solely on a Schedule 13G filed by Prometheus with the SEC on May 4, 2009. Prometheus’ address is 9410 Carroll Park Drive, San Diego, California 92121.
(3)	Consists of (i) 1,035,870 Ordinary Shares directly owned by Dr. Bentwich, (ii) 519,531 Ordinary Shares held by Harmonia 2000 and (iii) options currently exercisable or exercisable within 60 days of August 15, 2010 to purchase 3,168 Ordinary Shares. Harmonia 2000 is an Israeli non-profit association, of which Dr. Bentwich is one of seven members, and one of three members of its managing board. The members of Harmonia 2000’s managing board control the securities held by Harmonia 2000, and Dr. Bentwich may therefore be deemed to beneficially own the securities owned by Harmonia 2000. Dr. Bentwich disclaims any beneficial ownership of the securities owned by Harmonia 2000.
(4)	Based solely on a Schedule 13G filed by Far West Capital Management with the SEC on May 14, 2010. Far West Capital Management’s address is 4749 Nicasio Valley Road, Nicasio, California 94946.
(5)	See note 3 above. Includes an additional 261,556 Ordinary Shares and 900,295 Ordinary Shares issuable upon the exercise of options currently exercisable or exercisable within 60 days of August 15, 2010 held by directors and officers other than Dr. Bentwich.

Our Ordinary Shares are traded on the NASDAQ Capital Market in the United States. A significant portion of our shares are held in street name, therefore we generally have no way of determining who our shareholders are, their geographical location or how many shares a particular shareholder owns although generally any shareholder that beneficially owns 5% or more of our outstanding Ordinary Shares is required to file a Schedule 13D or Schedule 13G with the SEC.

MATTERS RELATING TO THE ANNUAL GENERAL MEETING

At the Annual Meeting, the shareholders will be asked to vote on the following proposals:

PROPOSAL ONE — INCREASE OF SHARE CAPITAL

Background

As of September 1, 2010, the authorized (registered) share capital of the Company was NIS 275,784 divided into 27,578,371 ordinary shares, par value NIS 0.01 each, and the Company’s outstanding share capital is 16,895,938 ordinary shares. In order to allow the Company the flexibility in raising capital in the future to fund its ongoing activities, it is proposed to increase the Company’s authorized (registered) share capital by NIS 300,000 divided into 30,000,000 ordinary shares, par (nominal) value NIS 0.01 each, so that following such increase, the authorized share capital of the Company shall be NIS 575,784 divided into 57,578,371 ordinary shares, par (nominal) value NIS 0.01 each, and to amend the Company’s articles of association (the “Articles of Association”) accordingly.

IT IS PROPOSED THAT THE FOLLOWING RESOLUTION BE ADOPTED AT THE ANNUAL MEETING:

“RESOLVED, that:

(i)	the registered (authorized) share capital of the Company be, and it is hereby increased by NIS 300,000; and
(ii)	such increase in the registered (authorized) share capital of the Company be divided into 30,000,000 ordinary shares, par (nominal) value NIS 0.01 each, ranking pari passu with the existing share capital of the Company; so that
(iii)	the total registered share capital of the Company, following such increase, shall be NIS 575,783.71 divided into 57,578,371 ordinary shares of par value NIS 0.01 each; and that
(iv)	Article 4(a) of the Company’s Articles of Association be amended to read as follows:

“4(a) The registered (authorized) share capital of the Company is five hundred seventy-five thousand seven hundred eighty-four New Israeli Shekels (NIS 575,784) divided into fifty-seven million five hundred seventy-eight thousand three hundred seventy-one (57,578,371) Ordinary Shares, par value NIS 0.01 per share.”

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE PROPOSED RESOLUTIONS.

PROPOSAL TWO — RE-ELECTION OF CLASS III DIRECTORS

Background

As of the date of this Proxy Statement, the Company’s directors are divided among the following classes:

•	the Class I director are Yoav Chelouche, and Kenneth A. Berlin and their term expires at the annual general meeting of shareholders to be held in 2011;
•	the Class II directors are Dr. David Sidransky, and Dr. Joshua Rosensweig, and their terms expire at the annual general meeting of shareholders to be held in 2012; and
•	the Class III directors are Prof. Moshe Many and Dr. Isaac Bentwich, and their terms expire at the annual general meeting of shareholders to be held in 2010.

In addition, our two external directors, Gerald Dogon and Tali Yaron-Eldar, were appointed by our shareholders on July 14, 2010 for three-year terms.

It is proposed that at the Annual Meeting Dr. Isaac Bentwich and Prof. Moshe Many be re-elected as Class III directors of the Board of Directors for an additional term of approximately three years. If re-elected at this Annual Meeting, Dr. Isaac Bentwich and Prof. Moshe Many will serve until the 2013 Annual General Meeting of Shareholders or until their successor is elected and qualified, or until such director’s office is vacated in accordance with the Company’s Articles of Association and the Israel Companies Law-1999.

Class III Director Nominees

Isaac Bentwich, M.D., our founder, has been a member of our board of directors since our inception in 2000. He also served as our Chief Executive Officer from inception to May 2005, as the Chairman of our board of directors from inception to April 2006 and as our Chief Architect from May 2005 to May 2009. Dr. Bentwich is a physician by training and an entrepreneur. Prior to founding Rosetta Genomics, Dr. Bentwich was Executive Vice President of Physician’s Solutions at HBOC, now a part of McKesson Corporation, a healthcare services company. Dr. Bentwich joined HBOC in 1995, when it acquired Pegasus Medical Ltd., an Israeli medical-informatics company he founded and led. He is the co-author of 45 patent applications. Dr. Bentwich holds an M.D. from Ben-Gurion University of the Negev.

Professor Moshe Many, M.D., Ph.D. has served as a member of our board of directors since December 2003. A surgeon by training, Professor Many has served as Chairman of the Research and Development Committee of Teva Pharmaceutical’s board of directors since 1991. He formerly served as Chairman of Surgery and Chief of Urology at the Sheba Medical Center, after which he was appointed to serve as President of Tel Aviv University from 1983 through 1991. He now serves as President of Ashkelon Academic College. Professor Many holds an M.D. from the Geneva University, and a Ph.D. from Tufts University.

Class III Director Remuneration and Benefits

Each of Dr. Bentwich and Prof. Many, if elected, will be compensated in the same manner and at the same level as has been set for the remuneration of the other Directors of the Company. The proposed remuneration consists of:

$10,000 annual payment, payable in equal quarterly installments, and an additional annual amount of $10,000, payable in equal quarterly installments, in case they serve on any of the following committees: Audit Committee, Compensation Committee, Nominating and Corporate Governance Committee.

In addition, the shareholders of the Company have in the past resolved to approve the purchase of insurance coverage in respect of the liability of its office holders (including directors); and to provide directors with the Company’s standard indemnification undertaking which provides for indemnification from any liability for damages caused as a result of a breach of duty of care and provides an exemption, to the fullest extent permitted by law, all in accordance with and pursuant to the terms set forth in the said indemnification undertaking.

Dr. Bentwich and Prof. Many, if re-elected, would be remunerated in the manner and would benefit from the insurance, indemnification and exemption discussed above.

IT IS PROPOSED THAT THE FOLLOWING RESOLUTION BE ADOPTED AT THE ANNUAL MEETING:

“RESOLVED:

1)	to re-elect Dr. Isaac Bentwich, as a Class III director, to serve until the 2013 annual general meeting of shareholders, or until his successor is elected and qualified, or until such director’s office is vacated in accordance with the Company’s Articles of Association and the Israel Companies Law-1999
2)	to re-elect Prof. Moshe Many, as a Class III director, to serve until the 2013 annual general meeting of shareholders, or until his successor is elected and qualified, or until such director’s office is vacated in accordance with the Company’s Articles of Association and the Israel Companies Law-1999.”

Each of the two resolutions above will be voted on separately at the Annual Meeting.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE PROPOSED RESOLUTIONS.

PROPOSAL THREE — CHANGE OF NOTICE REQUIREMENTS

Background

The current Articles of Association of the Company provides that publication of notices of a General Meeting in two Israeli newspapers may serve as a delivery of notices to shareholders whose addresses as registered with the Company are in the State of Israel. However, the Company's filing with the SEC of notices of a general meeting on Form 6-K fulfill the Israeli law's requirement for delivery of notices to shareholders and such publication is thus unnecessary. In order to save the time and resources spent on the publication of such notices, it is hereby proposed that the relevant parts of Article 24(c) of the Articles of Association shall be deleted.

IT IS PROPOSED THAT THE FOLLOWING RESOLUTION BE ADOPTED AT THE ANNUAL MEETING:

“RESOLVED, Article 24(c) of the Articles of Association shall be and is hereby amended to read as follows, effective immediately:

(c)	Notwithstanding anything to the contrary in this Article 24, and subject to any applicable stock exchange rules or regulations, notice of general meetings does not have to be delivered to shareholders, and notice by the Company of a General Meeting which is published in one daily newspaper in New York, New York, USA or in one international wire service shall be deemed to have been duly given on the date of such publication to any shareholder whose address as registered in the Register of Shareholders (or as designated in writing for the receipt of notices and other documents) is located outside of Israel.”

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE APPROVAL OF THE PROPOSED RESOLUTION.

PROPOSAL FOUR — APPROVAL OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING
FIRM AND AUTHORIZATION TO DETERMINE COMPENSATION

Background

At the Annual Meeting, Kost, Forer Gabbay & Kasierer, independent registered public accountants in Israel and a member firm of Ernst & Young Global (“KFGK”), will be nominated for re-appointment as auditors of the Company and its subsidiaries for the fiscal year ending December 31, 2010, and until the next annual general meeting. Under the provisions of the Sarbanes-Oxley Act of 2002, the Company’s audit committee (the “Audit Committee”) is responsible for the appointment, compensation, retention and oversight of the work of the Company’s external auditors. However, under Israeli law, the appointment of external auditors and their compensation require the approval of the shareholders of the Company. Pursuant to Israeli law, the shareholders may delegate the authority to determine the compensation of the external auditors to the Board of Directors, and the Company’s shareholders have done so in the past. The Audit Committee has reviewed, and is satisfied with, the performance of KFGK, and has approved their re-appointment as external auditors. Approval of that appointment, as well as authorization of the Board of Directors to determine the compensation of the external auditors, provided such remuneration is also approved by the Audit Committee, is now being sought from the Company’s shareholders.

The Audit Committee is responsible for the oversight of its independent auditors’ work. The Audit Committee’s policy is to pre-approve all audit and non-audit services provided by KFGK and other members of Ernst & Young Global. These services may include audit services, audit-related services, tax services and other services, as further described below. The Audit Committee sets forth the basis for its pre-approval in detail, listing the particular services or categories of services which are pre-approved, and setting forth a specific budget for such services. Additional services may be pre-approved by the Audit Committee on an individual basis. Once services have been pre-approved, KFGK and management then report to the audit committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed.

The Company paid the following fees for professional services rendered by KFGK and other members of Ernst & Young Global, for the years ended December 31, 2008 and 2009:

	Year Ended December 31,
	2008		2009
Audit fees(1)		$105,000	$104,000
Audit related fees(2)		$18,560	$40,762
Tax fees(3)		$10,000	$10,000
All other fees(4)	$		$17,731
Total		$133,560	$172,493

(1)	Includes professional services rendered with respect to the audits of the Company’s annual consolidated financial statements, management’s assessment of internal control over financial reporting, review of consolidated quarterly financial statements, statutory audits of the Company and its subsidiaries, consents and assistance with review of documents filed with the SEC.
(2)	Includes consultations concerning financial accounting and reporting standards and internal control reviews and consultations and due diligence respecting accounting matters in connection with acquisitions and dispositions.
(3)	Includes fees for services related to tax compliance, including preparation of tax returns, claims for refund and assistance with audits and appeals; and tax planning and advice, including advice related to acquisitions and dispositions, services for employee benefit plans, issues with respect to transfer pricing and advice for expatriates.
(4)	Includes fees for business related consultation.

KFGK has no relationship with the Company or any affiliate of the Company except as auditors and, to a limited extent, as tax consultants. The Audit Committee believes that this limited non-audit function does not affect the independence of KFGK. A representative of KFGK will not be present at the Annual Meeting.

IT IS PROPOSED THAT THE FOLLOWING RESOLUTION BE ADOPTED AT THE ANNUAL MEETING:

“RESOLVED, that the Company’s auditors, Kost, Forer Gabbay & Kasierer, independent registered public accountants in Israel and a member firm of Ernst & Young Global, be, and they hereby are, re-appointed as auditors of the Company for the fiscal year ending December 31, 2010, and until the Company’s next annual general meeting, and that the Board of Directors of Company, be, and it hereby is, authorized to determine the remuneration of said auditors in accordance with the volume and nature of their services, provided such remuneration is also approved by the Audit Committee.”

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE PROPOSED RESOLUTION.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers and fulfill these requirements by filing reports with the SEC. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information about the SEC’s public reference room. Our SEC filings are also available to the public at the SEC’s website at www.sec.gov and through the “Investors — SEC Filing” section of our website at www.rosettagenomics.com.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of the Notice of Meeting and this proxy statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

OTHER MATTERS

As of the date of this proxy statement, no shareholder had advised us of the intent to present any other matters, and we are not aware of any other matters to be presented, at the Annual Meeting. Accordingly, the only items of business that our Board of Directors intends to present at the Annual Meeting are set forth in this proxy statement.

If any other matter or matters are properly brought before the meeting, the persons named as proxy holders will use their discretion to vote on the matters in accordance with their best judgment as they deem advisable.

By order of the Board of Directors,

/s/ Yoav Z. Chelouche

Yoav Z. Chelouche
Chairman of the Board